UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.___ )*

                       Philips International Realty Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    718333107
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 27, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 718333107

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF
                  7  SOLE VOTING POWER
SHARES               26,466 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             21,170 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            26,466 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     21,170 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          47,636 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.65%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 718333107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b)[ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               435,327 of Common Stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            435,327 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            435,327 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.93%

                          14 TYPE OF REPORTING PERSON*
                                     PN, BD


                                  SCHEDULE 13D

CUSIP NO. 718333107

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               36,352 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            36,352 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,352 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.50%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Philips International Realty Corp., 417 Fifth Avenue, New York, New York 10016.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation and a registered investment advisor, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a
Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its Chairman of the Board of Directors and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its Chairman of the Board of Directors as well as its Chief Executive Officer and majority stockholder. Edward E. Matthews, Norman N. Mintz and Peter A. Tcherepnine are also directors. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. Loeb Offshore Fund, Ltd., ("LOF") is an exempted company incorporated in the Cayman Islands. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by LHC. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. The business address of all individuals other than Mr. Matthews is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common stock were acquired by LAF, LPC and LOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC and LOF have acquired shares of Common Stock for investment purposes. LAF, LPC and LOF reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Stock as of July 2, 2003.

                                 Shares of Common Stock

Loeb Arbitrage Fund                     435,327
Loeb Partners Corporation*               47,636
Loeb Offshore Fund                       36,352
                                    -----------
                                        519,315

The total shares of Common Stock constitute 7.07% the 7,340,474 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 21,170 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                 Purchases of Preferred Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          03-19-03       1530              $1.54
                              03-20-03       7200               1.51
                              03-25-03       1350               1.54
                              03-26-03       3600               1.53
                              03-27-03        900               1.53
                              04-01-03        144               1.53
                              04-10-03       1018               1.58
                              04-11-03        450               1.58
                              04-16-03        713               1.62
                              04-17-03       1425               1.62
                              04-21-03       2375               1.61
                              04-29-03       4275               1.53
                              04-30-03        475               1.54
                              05-06-03       1568               1.58
                              05-12-03       1188               1.62
                              06-02-03       1188               1.76
                              06-16-03        450               1.75
                              06-26-03        600               1.76
                              06-27-03       1350               1.74
                              07-02-03       1575               1.74


Holder                                     Shares      Average Price
Loeb Arbitrage Fund           03-19-03      40523              $1.53
                              03-20-03      68000               1.51
                              03-25-03      12750               1.54
                              03-26-03      34000               1.53
                              03-27-03       8500               1.53
                              04-01-03       1366               1.53
                              04-10-03       4381               1.58
                              04-11-03       4250               1.58
                              04-16-03       6299               1.62
                              04-17-03      12600               1.62
                              04-21-03      21000               1.61
                              04-29-03      37800              1.530
                              04-30-03       4200              1.540
..                             05-06-03      13859              1.577
                              05-12-03      10499              1.620
                              06-02-03      10499              1.755
                              06-16-03       4200              1.745
                              06-26-03       5379              1.755
                              06-27-03      12600              1.730
                              07-02-03      14000              1.735



Holder                                     Shares      Average Price
Loeb Offshore Fund            03-19-03       8847              $1.54
                              03-20-03       4800               1.51
                              03-25-03        900               1.54
                              03-26-03       2400               1.53
                              03-27-03        600               1.53
                              04-01-03         90               1.53
                              04-10-03        351               1.58
                              04-11-03        300               1.58
                              04-16-03        488               1.62
                              04-17-03        975               1.62
                              04-21-03       1625               1.61
                              04-29-03       2925               1.53
                              04-30-03        325               1.54
                              05-06-03       1073               1.58
                              05-12-03        813               1.62
                              06-02-03        813               1.76
                              06-16-03        350               1.75
                              06-26-03       4021               1.76
                              06-27-03       1050               1.74
                              07-02-03       1925               1.74
--------------------
*Including 21,170 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on OTC BB.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2003                Loeb Partners Corporation


                        By: /s/ Gideon J. King, Executive Vice President


October 28, 2003                 Loeb Arbitrage Fund
                        By: Loeb Arbitrage Management, Inc.


                        By: /s/ Gideon J. King, President



October 28, 2003                Loeb Offshore Fund



                        By: /s/ Gideon J. King, Director